UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Southwest Water Company
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

845331107
(CUSIP Number)

Jeffrey F. Welles
Stobie Creek Investments LLC
780 3rd Avenue, Suite 3400
New York, NY 10017
212-842-5722

With a copy to:
Howard J. Unterberger, Esq.
Theodora Oringher Miller & Richman PC
2029 Century Park East, 6th Floor
Los Angeles, California 90067
310-557-2009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    *

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stobie Creek Investments LLC 13-4106264
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of 24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Channel LLC 13-4084680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of 24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey F. Welles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 800,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 800,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schwerin Company LLC 11-3400354
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 205,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 205,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Based on a total of  24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Schwerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 205,000
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 205,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

SCHEDULE 13D

CUSIP No. 845331107

1	NAME OF REPORTING PERSONS, IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) O'Donnell Iselin II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 230,002
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 230,002
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Based on a total of  24,592,039 shares of Common Stock outstanding, according to records of the Issuer.

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value (the "Common Stock") of Southwest Water Company, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 624 South Grand Avenue, Suite 2900, Los Angeles CA 90017-3782.

Item 2.	Identity and Background.

(a)           This statement is being filed jointly by (i) Stobie Creek Investments LLC, a Delaware limited liability company (“Stobie Creek”), (ii) North Channel LLC, a New York limited liability company (“North Channel”), (iii) Schwerin Company LLC, a Delaware limited liability company (“Schwerin Company”), (iv) Jeffrey F. Welles, an individual, (v) Michael Schwerin, an individual, and (vi) O'Donnell Iselin II, an individual and, together with Stobie Creek, North Channel, Schwerin Company, Mr. Welles and Mr. Schwerin, the “Reporting Persons”. Mr. Welles is the manager of North Channel, which in turn is the manager of Stobie Creek.  Mr. Schwerin is the managing member of Schwerin Company.

(b)           (i)          The address of the principal business and principal office of Stobie Creek, North Channel and Mr. Welles is 780 Third Avenue, Suite 3400, New York, NY 10017.

(ii)         The address of the principal business and principal office of Schwerin Company and Mr. Schwerin is P.O. Box 608, Oyster Bay, NY 11771.

(iii)        The address of the principal business and principal office of Mr. Iselin is 654 Alma Real Drive, Pacific Palisades, CA 90272.

(c)           (i)           The principal business of each of Stobie Creek, North Channel and Schwerin Company is investing.

(ii)         The present principal occupation or employment of Mr. Welles is as the manager of North Channel.

(iii)        The present principal occupation or employment of Mr. Schwerin is as the managing member of Schwerin Company.

(iv)        The present principal occupation or employment of Mr. Iselin is investor and financial manager.

(d)           None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Welles, Mr. Schwerin and Mr. Iselin are all U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required by Stobie Creek, Schwerin Company and Iselin to acquire the Common Stock described in Item 5(c) was approximately $2,971,287, $654,206 and $328,302, respectively, exclusive of commissions.

In the case of Stobie Creek, the funds required to effect these purchases were provided from existing working capital.

In the case of Schwerin Company, the funds required to effect these purchases were provided from Schwerin Company's working capital and margin account borrowings made on customary terms and conditions in the ordinary course of business as and when required to open or carry positions in a margin account established with Merrill Lynch.  In such instances, the securities held in the margin account are pledged to secure the repayment of debit balances in the account.

In the case of Mr. Iselin, the funds required to effect these purchases were provided from personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares reported in Item 5 in open market transactions because, in their opinion, such shares were undervalued by the market at the time they were acquired.

The Reporting Persons believe that there are substantial opportunities for the Company to improve its operations by continuing to focus on reducing exposure to unregulated operations with inconsistent profitability, and better controlling overhead costs, including corporate expenses.

The Reporting Persons currently hold their shares of Common Stock for investment purposes.  However, the Reporting Persons intend, individually and collectively, to closely monitor the Company’s performance and may modify their plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, and other factors deemed relevant by the Reporting Persons.  In connection with the activities described above, the Reporting Persons intend to communicate with, and express their views to, the board of directors and management of the Company and may communicate with, and express their views to, other persons regarding the Company, including, without limitation, other shareholders of the Company and potential strategic or financing partners.

The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  Depending on their evaluation of the factors listed above, the Reporting Persons may, individually or collectively, take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time.  By way of illustration rather than limitation, such actions may include encouraging, soliciting or voting to approve changes to the composition or size of the Company’s board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Company’s board of directors, and also one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            (i)  Stobie Creek is the direct beneficial owner of 800,000 shares of Common Stock, Schwerin Company is the direct beneficial owner of 205,000 shares of Common Stock and Mr. Iselin is the direct beneficial owner of 230,002 shares of Common Stock.

(ii)  Based upon the 24,592,039 shares of Common Stock outstanding as of August 1, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2008, the number of shares of Common Stock directly beneficially owned by Stobie Creek, Schwerin Company and Iselin represents approximately 3.3%, 0.8% and 0.9% of the Common Stock, respectively, and 5.0% of the Common Stock in the aggregate.

(iii)  By virtue of their collective understanding to coordinate their activities with respect to the Common Stock as described elsewhere in this Schedule 13D, each of the other Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934, and therefore may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by Stobie Creek, Schwerin Company and Iselin.

(iv)  Stobie Creek, Schwerin Company and Iselin each disclaims any ownership of the shares of Common Stock owned by the others, and the filing of this Statement shall not be construed as an admission that either Stobie Creek, Schwerin Company or Iselin is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the others.  Stobie Creek, North Channel and Mr. Welles are responsible for the completeness and accuracy of the information concerning Stobie Creek, North Channel and Mr. Welles contained herein, but are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that they know or have reason to know that such information is inaccurate.  Schwerin Company and Mr. Schwerin are responsible for the completeness and accuracy of the information concerning Schwerin Company and Mr. Schwerin contained herein, but are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that they know or have reason to know that such information is inaccurate.  Mr. Iselin is responsible for the completeness and accuracy of the information concerning Mr. Iselin contained herein, but is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons named herein, except to the extent that he knows or has reason to know that such information is inaccurate.

(v)  Mr. Welles and North Channel disclaim any ownership of the shares of Common Stock owned by the other Reporting Persons (other than Stobie Creek), and the filing of this Statement shall not be construed as an admission that either Mr. Welles or North Channel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(vi)  Mr. Schwerin disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons (other than Schwerin Company), and the filing of this Statement shall not be construed as an admission that Mr. Schwerin is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(vii)  Mr. Iselin disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Iselin is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)            (i)   Stobie Creek, acting through its manager North Channel, which in turn is acting through its manager Mr. Welles, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(ii)  Schwerin Company, acting through its managing member, Mr. Schwerin, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(iii)  Mr. Iselin has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by him.

(iv)  By virtue of their collective understanding to coordinate their activities with respect to the Common Stock as described elsewhere in this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of Stobie Creek, Schwerin Company and Iselin.

(c)           During the last 60 days, the Reporting Persons effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference.  All such transactions were effected in the open market.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Stobie Creek, Schwerin Company and Iselin.

(e)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have informally agreed to allocate all expenses incurred in connection with the Reporting Persons' activities (other than with respect to the purchase or sale of Common Stock) among them on a proportionate basis, calculated with reference to the Common Stock ownership of Stobie Creek, Schwerin Company and Iselin, respectively.

Other than as described elsewhere in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Schedule of Transactions

Exhibit 2	Joint Filing Agreement, dated as of March 2, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Stobie Creek Investments LLC

By:	North Channel LLC
Its:	Manager

/s/ Jeffrey F. Welles
By:	Jeffrey F. Welles, Managing Member

North Channel LLC

/s/ Jeffrey F. Welles
By:	Jeffrey F. Welles, Managing Member

/s/ Jeffrey F. Welles
Jeffrey F. Welles

Dated:  March 2, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Schwerin Company LLC

/s/ Michael Schwerin
By:	Michael Schwerin, Managing Member

/s/ Michael Schwerin
Michael Schwerin

Dated:  March 2, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ O'Donnell Iselin II
O'Donnell Iselin II

Dated:  March 2, 2009

EXHIBIT INDEX

Exhibit 1	Schedule of Transactions

Exhibit 2	Joint Filing Agreement, dated as of March 2, 2009